SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 19, 2003

                                   ----------

                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)

                                   ----------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes      No X
                                     ---     ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure: A press release, dated December 18, 2003, announcing that
             STMicroelectronics acquired Synad Technologies Ltd., a wireless-LAN provider.

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                           [ST Microelectronics logo]

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                                  PRESS RELEASE
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                              COMMUNIQUE DE PRESSE
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                                COMUNICATO STAMPA
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                               PRESSE INFORMATION
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PR No. C1396D

                  STMicroelectronics Announces Acquisition of
                     Wireless-LAN Chip Developer Synad Ltd.

   ST strengthens its broadband access portfolio and adds wireless networking capabilities to its wide range of highly integrated cost-effective application platforms

Geneva, December 18, 2003 - STMicroelectronics (NYSE: STM) announced today the acquisition of the wireless-LAN developer Synad Technologies Ltd. Synad is a fast-growing UK startup that has rapidly revealed itself as one of the most successful WLAN fabless companies and one of the few able to deliver a full dual-band multi-standard solution. Synad has a proven multimode full CMOS production-ready chipset and reference design, and powerful software suites for both wireless-LAN access point and client applications.

Synad's team of more than 50 experienced and talented engineers is widely recognized for continuously delivering innovation in all aspects of RF and digital IC design, and system and software engineering. Actively engaged in the IEEE 802.11 Task-Groups and WiFi Alliance, along with the main industry players, Synad is also at the forefront of the 802.11 standards development process.

Based in Reading, UK, Synad was founded in 2000 by an initial investment from Celtic House Venture Partners with follow-on investments from a syndicate comprising: Alta Partners, Alta Berkeley, Celtic House, Frontiers and Rendex.

With the addition of Synad's team, products, and technology to its portfolio, ST has strengthened its leadership in broadband access solutions and is ideally positioned to offer WLAN-enabled solutions by leveraging its position as a leader in numerous markets. Those segments include wireless handsets, xDSL gateways, cable modems, set-top boxes, inkjet printers, automotive, and a growing number of other telecoms and consumers applications requiring seamless wireless data connectivity.

ST will immediately deliver to the computer networking market a full dual-mode wireless-LAN solution for Network Interface Cards and Access Points, leveraging its effectiveness in manufacturing, cost, logistics and sales. In parallel, ST will bundle Synad's wireless-LAN solutions with its existing broadband access products to effectively offer true multi-mode access to its customers through the most highly integrated and cost-effective application platforms.


                                       1
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"ST's broad range of components and platforms for telecom and consumer market applications offers an immense opportunity for the wireless-LAN technology and expertise of Synad," said Johan Danneels, General Manager of ST's Telecom Group. "Through the acquisition of Synad and the integration of their outstanding engineering team, we will be able to strengthen our internal wireless-LAN connectivity developments, in order to deliver them into many high-volume end-products, bringing to our customers new levels of integration and reduced costs. We have been collaborating with Synad for some time already, and we are now delighted to welcome their team into ST."

"Synad's wireless-LAN knowhow covers every aspect of the technology, from system definition to reference-design development and compliance certification," commented Mike Baker, CEO of Synad. "Our team is excited about this unique opportunity to combine its expertise with ST's advanced production technology, system-on-chip capability and broad range of IP, which are key to enable us to continue offering vision and innovation in the WLAN industry. Besides that, ST's strong relationships with major OEMs will make our technology reach volumes and applications hardly achievable as a stand-alone company, and will lead to the development of very competitive solutions where wireless LAN is combined with other functions."

Synad's wireless-LAN portfolio includes the advanced "Mercury" wireless-LAN chipset, which has the unique capability to allow a single wireless-LAN transceiver to implement a dual-mode 2.4/5GHz access point without compromising performance. Designed for 180nm CMOS technology, this chipset is supported by a complete software suite and proven reference designs, allowing customers to meet very short time-to-market windows. The Mercury chipset and reference design are ready for production and the company already has design wins at a number of customers. The combined ST-Synad WLAN roadmap will include 130nm design, low-power chipset versions, and software-based implementations.

For further information www.st.com/wlan


About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.


For further information, please contact:

Media Relations                         Investor Relations

Maria Grazia Prestini                   Benoit de Leusse                Fabrizio Rossini
Director, Corporate Media Relations     Director, Investor Relations    Senior Manager, Investor Relations
STMicroelectronics                      STMicroelectronics              STMicroelectronics
Tel: +41.22.929.6945                    Tel: +41.22.929.5812            Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey
Financial Dynamics
Paris Tel: +33.1.47.03.68.10


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   STMicroelectronics N.V.


Date: December 19, 2003            By:  /s/ PASQUALE PISTORIO
                                       ------------------------------

                                   Name:  Pasquale Pistorio
                                   Title: President and Chief Executive Officer